August 2, 2006

Ms. Tia Jenkins Securities and Exchange Commission Division of Corporation Finance Office of Emerging Growth Companies Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

Re:	Yarraman Winery, Inc. - Form 10-QSB for the Fiscal Quarter ended March 31, 2006

Dear Ms. Jenkins:

Yarraman Winery, Inc. (the “Company”) is in receipt of your letter dated July 31, 2006 relating to the quarterly report referenced above. While the Company is endeavoring to respond to the Staff’s comments within 10 business days, due to the fact that the Company’s executive offices are located in Australia and certain of the Company’s advisors are located in the United States, the Company requests an additional week to respond to the Staff’s comments. As you discussed with Matthew Kepke of Loeb & Loeb LLP today, we understand that the Staff would be willing to extend the time during which the Company must respond to the comments until August 21, 2006. We would respectfully request that the Staff provide this accommodation to the Company so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Company and our independent public accountants.

Please feel free to contact me at (61) 2 6647 8118 or Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely,

By:	/s/ John Wells
John Wells
Chief Financial Officer

cc:	Mitchell Nussbaum Loeb & Loeb LLP